Internal Memo on the Valuation of Swingman

The management team believes that $250,000 for 100% of Swingman is an attractive and fair price. In coming up with the conclusion, the management team considered a number of factors and reviewed the data and opinions of market participants. It is also worth noting that while the management team strives to deliver a fair market price of the bloodstock it purchases, the management team believes that shareholders are getting significant value in the experience of owning a valuable racehorse and all the user engagement that comes with being a shareholder. Also, the company allows access to small ownership opportunities which allows more individuals to participate.

At the time of his last appraisal in February of 2020, David Ingordo, established bloodstock agent and equine valuation specialist, assessed the value of the Swingman to be $100,000. Mr. Ingordo noted at the time that the horse looked appealing and had a strong pedigree. He also noted that he was a "classic type" prospect which means that Swingman had the potential to race in the leading Grade 1 Stakes Races in his career. At February 2020, Swingman was not in training and was still on the farm where he was weaned. Since then, Swingman has successfully entered training and is being primed for his first race. Ergo, Swingman has transitioned from being a prospect to an actual runner ready to run, which is a significant milestone in a racehorse's progress and delineating event in his value.

The Management team also considered the opinions of Ken McPeek, established trainer of Swingman. Mr. McPeek thinks highly of the horse as a potential runner at stakes levels of the sport. In addition, Mr. McPeek believes that he could sell or syndicate the horse to his existing clientele at a comparable valuation should he be tasked to do so.

The Management team has also tracked comparable horse valuations to Swingman. In horseracing, the horse's half sibling (meaning they have the same Dam) is a close proxy for comparable valuation. At the Fasig Tipton September Sale, Swingman's half brother was sold for a purchase price of $300,000. There are few additional factors to consider here. Both sires were accomplished runners. Swingman's half brother is a yearling at the time of the purchase, and thus has not entered training nor proven to be a runner. Finally, the half brother is also a NY-bred horse, and such horses foaled in New York are discounted in the market compared to their comparable equivalent foaled in Kentucky (like Swingman).

Finally, we would also note the risk factors in our private placement documents:

Valuation of the Horse.

The company will not obtain 3rd party appraisals after every race or milestone achieved. In the event of future offerings, the company may and likely will revise the valuation of the horse without guidance from a 3rd party appraisal based on several factors including performance on the track, performance while in training, races the horse may be pointed to, 3rd party offers for a horse, among other things. The value of a horse can change dramatically day to day because of performance, injury, or sickness. The value ascribed to a horse by the company or by a 3rd party appraiser may be significantly different than the actual value and should be considered before making an investment.

The valuation of racehorses is a highly speculative matter and prices have fluctuated widely, particularly in recent years. The success of the company will be dependent upon the present and future

values of racehorses generally, and of the company's horses in particular, and the racing industry in general, as well as the racing success of the company's horses.

Although the future value of horses generally cannot be predicted, it will be affected by general economic conditions such as inflation, employment, recessions, tariffs, unstable or adverse credit market conditions, other business conditions, the amount of money available for investment purposes, and the continued interest of investors and enthusiasts in the racehorse industry. In the past, there has been growing foreign investment in certain types of racehorses, and the continued ability of foreign investors to acquire horses is subject to change due to economic, political or regulatory conditions. The value of racehorses is also subject to federal income tax treatment of racing and related activities, the continuation or expansion of legalized gambling and the size of racing purses, all which cannot be predicted. The expense of maintaining, boarding, training and racing horses can be expected to increase, regardless of what happens to the future market price of racehorses or the performance of the company's horses.

There can be no assurances that the performance or value of any horse owned by the company will not decrease in the future, which may have an adverse impact on the company's activities and financial position.

The business of owning, training and racing horses is a high-risk venture. There is no assurance that any horse and therefore any interest in such horse acquired by the company will be successful. Horses are subject to aging, illness, injury and disease, which may result in   permanent or temporary retirement from racing, restrictions in racing schedules, layups, and even natural death or euthanasia of the animal. There can be no assurances that the value of the interest in any horse which may be acquired and owned by the company will not decrease in the future or that the company will not subsequently incur losses on the racing careers or sale

or other disposition of any or all of the horses. No combination of management ability, experience, knowledge, care or scientific approach can avoid the inherent possibilities of loss.

While the company believes that there is a market for horse breeding, training and racing, that market is highly volatile. The horse industry is dependent upon the present and future values of horses and of the company's horses in particular. The company can provide no assurance that it will be successful in its proposed activity. The expenses incurred may result in operating losses for the company and there is no assurance that the company will generate profits or that any revenues generated will be sufficient to offset expenses incurred or would result in a profit to the company. As a result, it is possible that investors will lose all or a substantial part of their investment in the company. Additionally, there is no assurance that there will be any cash available for distribution.